direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com

November 21, 2005

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Illini Corporation
  Schedule 13E-3
  File No. 5-48631
  Filed September 26, 2005
  Preliminary Proxy Statement on Schedule 14A
  Filed September 26, 2005
  File No. 0-13343

Dear Mr. Werbitt:

        Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Illini Corporation, enclosed is Illini Corporation's Amendment No. 1 (the "Amendment") to its Schedule 13E-3 and Schedule 14A submitted herewith for filing, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff's comments may be found in the marked amendment.

RESPONSE TO COMMENTS

Schedule 13E-3

1.
Describe the accounting treatment of this merger transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

        A new section entitled accounting treatment has been added in response to the comment above. See page 26.

Schedule 14A

Summary. page 4

2.
We note that your directors and executive officers will own a greater percentage of common stock on a post-merger basis. Please disclose the increase.

        The fifth to the last bullet point appearing on page 5 includes the following statement "as a result of the merger, directors and executive officers' beneficial ownership of Illini stock, as a group, are expected to increase from approximately 9.7% to 10.6%." Per our telephone conference with Mr. Werbitt on November 16, we respectfully submit that this language is responsive to the comment above and therefore have not amended the filing.

3.
Your disclosure that the public will have access to less information about Illini because Illini's common stock will no longer be traded on the OTC Bulletin Board is unclear. In this regard, you should explain that security holders that remain will have less liquidity because Illini is no longer traded on the OTC Bulletin Board. You should also explain and clarify that less public information about Illini results from Illini's decision to deregister from the Securities Exchange Act of 1934.

  Further, this disclosure should explain the meaning of "less information." What information does Illini plan to make publicly available?

        The second bullet point on page 2 has been significantly expanded in response to the comment above to include the reports that will no longer be available, as well as the Company's intent to provide an abbreviated proxy statement and annual report with audited financial statements.

4.
You disclose that the board determined that the proposed merger is substantively and procedurally fair to Illini and its security holders, including unaffiliated security holders. Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Here and throughout your preliminary proxy statement, you should clearly state your determination as to fairness as it relates to unaffiliated security holders that will be cashed out and those that will remain. Also, we remind you that your disclosure should address why each filing person believes this transaction is fair to those unaffiliated security holders who will be cashed out as well, as those who will remain as shareholders of Illini.

        Here and throughout the document, the language has been revised to reflect the board's determination with respect to the unaffiliated shareholders of Illini Corporation, those remaining and those who will be cashed out in the merger. In addition, we have revised the summary bullet point to include Illini Merger Co.'s fairness determination with respect to such shareholders, and to include a reference to the more detailed discussion which can be found on page 21 of the proxy statement.

Questions and Answers About the Special Meeting and the Merger, page 6

May I obtain a copy of Keller & Company, Inc.'s valuation report, page 7

5.
Your disclosure states that Illini's security holders may inspect and copy Keller's valuation report at your main office or upon written request. Please revise your disclosure to discuss its availability on EDGAR, as the valuation report appears to be filed as an exhibit to your Schedule 13E-3. This disclosure should also be added to your discussion of Keller's report on page 18.

        The above referenced Q&A has been revised to disclose the availability of the Keller & Company valuation as an exhibit to the Schedule 13E-3. A corresponding revision has been made on page 15 of the proxy statement.

Special Factors. page 8

Background of the merger proposal, page 8

6.
We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders will be unable to predict whether they will be cashed out in the merger unless they take action to become a record holder on Illini's shareholder list, rather than a holder in street name. Please expand your disclosure to explain how a security holder may convert their shares so that they hold them of record rather than in street or may purchase additional shares, dispose of shares or change their ownership structure to be certain they either get cashed out or remain a security holder of Illini.

        Our disclosure has been significantly expanded to explain how a security holder may convert their shares so that they hold them of record rather than in street name or may purchase additional shares, dispose of shares or change their ownership structure to be certain they get cashed out or remain a security holder of Illini Corporation. See page 5.

7.
We note that representatives of Howe Barnes Investments participated in several meetings with regard to taking the company private. Please advise as to whether Howe Barnes made any reports or presentations or provided any analysis during these meetings.

        In the preliminary meetings in which Howe Barnes participated, they have made no reports, provided no analysis or presentations in connection with those meetings.

8.
We refer you to page 10. Please discuss and quantify, where possible, the anticipated cost and the impact on earnings that Mr. Guthrie reviewed with the board.

        The discussion formerly appearing on page 10 has been expanded significantly to include a discussion and quantification of the anticipated cost and impact on earnings that Mr. Guthrie discussed with the board of directors. See page 7.

9.
Please revise to also quantify the additional time that management would be required to devote to SEC matters if Illini continues as an SEC reporting company.

        In response to the above comment, the disclosure has been expanded to include the Company's assumption that in complying with Section 404 of Sarbanes-Oxley, it would be necessary to hire an employee at an estimated annual cost of $45,000 whose responsibilities would be to perform testing and ongoing monitoring of the control procedures. No estimate of additional management time was made or presented to the board in connection with the Company's analysis. See page 7.

10.
We refer you to the oral report presented by Keller to convey the results of the valuation of the per share fair value of Illini. Provide us, with a view toward disclosure, with a summary of this oral report to the Staff. To the extent material differences exist between this oral report valuing your shares and the report received from Keller on August 5, 2005, your information statement should summarize the differences.

        No material differences exist between the oral report provided to the board of directors at the August 18, 2005 meeting and the valuation report. The oral report was virtually identical to the discussion contained under the subcaption "Going Concern Value" under "Financial Fairness." The oral report summarized Keller & Company's determinations based on the market value method, comparable transactions method and discounted cash flow method in arriving at its ultimate valuation price of $40.50 per share.

Purpose of and Reasons for the Merger Proposal, page 12

11.
You disclose that "the registration of Illini stock with the SEC yields few advantages." While we understand that the advantages to registration may not be great in number, the reporting, disclosure and liability provisions associated with being a Section 12 company appear to create significant value and substantial advantages to all of your security holders. Please revise to address this point or otherwise explain the basis for your belief that there are "few advantages" to being a company with a registered class of stock.

        The disclosure under the above-referenced caption has been revised to include the Company's belief that while the various SEC rules create significant value for the Company's shareholder, the significant costs associated with the ongoing registration of Illini's stock with the SEC outweigh the benefits that Illini and its shareholders receive as a public reporting company, in the board's view. See page 9.

Determination of the Terms of the Merger, page 14

12.
We note your disclosure of the "Alternatives Considered" on page 9. Although it is clear why you rejected the alternatives, it is unclear why the board believed that a merger transaction was the best alternative. Please revise to summarize the board's deliberations regarding the structure of the transaction and the proposed terms of the merger transaction, including a more detailed explanation of how the board determined the consideration to be paid for common stock. More specifically, we note that the board "largely relied upon" the valuation report and fairness opinion of Keller in determining the consideration. Please revise to disclose the other considerations that contributed to and were relied upon to determine the $40.50 cash out price.

        The disclosure under the above-referenced caption has been expanded to include the board's preference for the merger transaction over the other alternatives considered because (1) unlike the tender offer the merger transaction provides substantial certainty that sufficient shareholders will be eliminated to enable the Company to deregister and (2) unlike the reverse stock split the merger transaction requires a simple majority approval of the shareholders entitled to vote versus a two-thirds majority that would be required under Illini's Articles of Incorporation. See page 11.

        This disclosure has also been expanded to include that in addition to the reliance on Keller & Company's valuation report the board expressly considered the per share purchase price to be paid in the merger in comparison to current market prices, historical market prices and the Company's net book value as of June 30, 2005. See page 11.

Financial Fairness, page 14

13.
You disclose that the estimated fair value determined by Keller was based on professional judgment and not on any arithmetic average, median or weighting of the methods cited. However, we note that Keller's valuation report states that in arriving at its final conclusion, Keller weighted the relative pertinence and reliability of each of the three applied methods in determining fairness and that the going concern valuation methods were listed in their order of relevance. Please reconcile your disclosure. To the extent that Keller weighted the relative pertinence and reliability of each of the three applied methods, please disclose. Your disclosure should include the weights assigned to each method and include an explanation of the pertinence and reliability as it applies to this transaction. This disclosure should lead to a description of how Keller ultimately derived the $40.50 per share price.

        We have omitted the language identified in the first sentence above. As discussed with Mr. Werbitt on November 16, 2005, the term "arithmetic" was intended to modify each of the words "average," "median" and "weighting." We recognize, however, how the disclosure could appear inconsistent. In order to further clarify, we have added language throughout the discussion of "Going Concern Value" indicating that Keller did qualitatively weight the methods in order of reliability and, in the case of the discounted cash flow methodology, the reasons for Keller's lower weighting of this approach. See pages 12 through 15.

14.
Please expand your disclosure to provide a materially complete summary of the valuation report conducted by Keller. Currently, your disclosure only addresses methodologies used to determine fair value under the going concern approach. Item 1015(b)(6) of Regulation M-A requires that you disclose all of the findings set forth by the report. For example, disclose the other valuation approaches considered, such as the asset approach, net book value approach and liquidation approach. To the extent that Keller determined that these methodologies were not pertinent, please disclose.

        The disclosure has been significantly expanded in response to the above comment to include Keller's consideration of the above approaches and the bases for their exclusion. See pages 15 through 16.

15.
See our comment above. Please revise to provide a more clear and concise discussion of the going concern analyses Keller performed. For each analysis, including the market value method, the comparable transaction method and the discounted cash flow method, expand your disclosure to provide a complete discussion of the statistical findings, including how Keller determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies that are a part of the comparison, as applicable. Present the range of implied equity value and implied price per share under each method, as applicable. Your disclosure should more closely summarize the valuation report generated by Keller. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. For example, disclose the basis for Keller's belief that the transaction is fair despite the fact that the discounted cash flow method resulted in a higher per share price than the per share price to be paid to security holders that will be cashed out. Generally, provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining.

        The disclosure has been significantly expanded and reorganized to emphasize the going concern analysis, including the three methodologies thereunder, consistent with Keller's valuation report. The disclosure previously was organized consistent with Item 1014 of Regulation M-A. In addition, to providing the supporting detail behind the discounted cash flow methodology, the disclosure also explains the impact of this methodology on the ultimate valuation price of $40.50. The implied prices under the market value method are also included with a percentage comparison (i.e. premium/discount) to the comparable group. Finally, the disclosure includes the board's consideration of the $40.50 price in comparison to Illini's current and historical prices and net book value as set forth in Item 1014 of Regulation M-A, notwithstanding Keller's analysis, with the board concluding that the consideration of these additional factors does not alter its determination of the $40.50 purchase price. See pages 11 through 18.

16.
Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Keller and used to formulate its opinion.

        We confirm that all projections and underlying assumptions of the Company that were supplied to Keller and used to formulate its opinion have been disclosed.

Recommendation of our Board of Directors, page 20

17.
Expand to clarify that the board addressed the fairness to all unaffiliated stockholders, including those who will retain an interest in the company and those that will be cashed out.

In addition, discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

        Here, and throughout the document, the disclosure has been revised to clarify that the board's determinations were made with respect to the unaffiliated shareholders to be cashed-out, as well as the remaining unaffiliated shareholders of Illini. See page 18. Also, confirming our telephone conference with Mr. Werbitt on November 16, 2005, the board considered the same factors with respect to the two categories of unaffiliated stockholders and did not consider any different factors with respect to such stockholders.

Interests of Certain Persons in the Merger. page 22

18.
Please confirm that the officers and directors will not receive any compensation or benefits as a result of the transaction other than the disclosure that appears in the first paragraph here. For example, will the compensation to be received by your officers and directors increase as a result of this transaction? Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction? To the extent that there are material differences between the interests of your affiliated and unaffiliated stockholders in this transaction, please prominently disclose a summary of the interests and potential conflicts of interests of affiliates in the Summary Term Sheet.

        We confirm that the officers and directors will not receive any compensation or benefits as a result of the transaction other than that which is disclosed in the first paragraph. There will be no increases in compensation or material alterations to existing executive agreements as a result of the going private transaction.

Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, page 23

19.
Please revise to ensure that you include a reasonably thorough discussion of all of the negative factors of this merger transaction to both your unaffiliated security holders that will be cashed out and those that will remain and your affiliated security holders. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of the reverse stock split will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also, this section should discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements.

        The disclosure under the above-referenced caption has been expanded to include for "remaining shareholders" the fact that upon completion of the transaction Illini will no longer be subject to the periodic reporting requirements proxy rules, liability provisions in Section 16 of the Securities Act and will likely experience decreased liquidity as a result of there being fewer shareholders and the Company's stock not being traded on the OTC Bulletin Board. For shareholders receiving cash in the merger the disclosure has been expanded to include the fact that shareholders will be required to involuntarily surrender their shares not at a time and price of their choosing and will not have the opportunity to participate in future growth or earnings of the Company. See page 21.

Financing of the Merger. page 24

20.
We refer to the disclosure that intent to borrow $1.0 million pursuant to a credit facility with JP Morgan Chase. Please expand your disclosure regarding the covenants associated with the line of credit. For example, disclose the meaning of "well capitalized" and also disclose whether Illini is currently in compliance with the potential covenants.

        The above-referenced section has been expanded to include the definition "well capitalized," the current risk based capital ratios for the Company as well as the Bank's return on average assets and ratio of nonperforming assets to total loans plus other real estate owned as of September 30, 2005. See page 22.

Material U.S. Federal Income Tax Consequences of the Merger, page 27

21.
You disclose that that the tax discussion is only intended to provide you with a "general summary" and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences. We believe these statements might suggest that stock holders may not rely on the description of material tax consequences included in the offer document. Please revise.

        The offending language has been deleted in response to staff's comments. See page 27.

Termination of Securities Exchange Act Registration, page 29

22.
Please revise to also disclose that after termination of registration under the Securities Exchange Act of 1934 that Illini will no longer have any obligation to file reports pursuant to Section 13,

  including 10-Qs, 10-Ks and 8-Ks. Also, clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

        The above-referenced section has been expanded to include the fact that Illini will no longer be required to file the above-referenced reports under Section 13 of the Securities Exchange Act and after 90 days following the filing of the Form 15, will cease to be subject to the proxy rules under Section 14A and Section 16 of the Securities Exchange Act. See page 28.

Selected Historical Financial Data, page 38

23.
Please revise the presentation of your financial statements to disclose the book value per share. See Item 1010(c)(5) of Regulation M-A. Also, disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

        In response to the above comment, a new table has been added to the pro forma financial statements setting forth the pro forma book value per share computation. In addition, a new table detailing the ratio of earnings to fixed charges has been added. See pages 42 and 43.

Pro Forma Consolidated Financial Information. page 39

24.
We refer you to the pro forma financial statements on pages 39 to 42. Similar to the above comment, please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your disclosure the ratio of earnings to fixed charges on a pro forma basis. Also, you should also present your book value per share on a pro forma basis. See Item 1010(b)(3) of Regulation M-A. We remind you that your pro forma information should be presented for the most recent fiscal year and the latest interim period.

        As noted immediately above, two new tables—one setting forth the pro forma book value computation and another detailing the ratio of earnings to fixed charges—have been added in response to this comment and comment 23.

Where You Can Find More Information. page 43

25.
Please revise to disclose that the Securities and Exchange Commission and its Public Reference Room is now located at 100 F Street, N.E., Washington, DC, 20549.

  The SEC's new address has been added to replace the old address. See page 44.

Documents Incorporated by Reference. page 43

26.
Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation 14A.

        We confirm that the Company plans to deliver the annual report and quarterly report which are being incorporated by reference within the proxy statement.

27.
Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

        The offending language has been eliminated in response to this comment. See page 44.

        Finally, attached to this letter are the Tandy representations made on behalf of Illini Corporation and Illini Merger Co. If you have any questions please do not hesitate to contact the undersigned.

Very truly yours,
HOWARD & HOWARD ATTORNEYS, P.C.
/s/Timothy E. Kraepel
Timothy E. Kraepel
cc: Gaylon E. Martin Theodore L. Eissfeldt

ACKNOWLEDGEMENT

        In connection with Illini Merger Co.'s Schedule 13E-3 and Illini Corporation's related Schedule 14A, the undersigned hereby acknowledges as follows:

  •
  Illini Merger Co. is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  Illini Merger Co. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 21, 2005	ILLINI MERGER CO.
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin
	Its:	President

ACKNOWLEDGEMENT

        In connection with Illini Corporation's Schedule 13E-3 and related Schedule 14A, the undersigned hereby acknowledges as follows:

  •
  Illini Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  Illini Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 21, 2005	ILLINI CORPORATION
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin
	Its:	President and Chief Executive Officer